SECURITIES AND EXCHANGE COMMISSION
	                     WASHINGTON, D.C.  20549
               -------------------------------------
                            SCHEDULE 13D
	                           (Rule 13d-101)
	             Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

	                  SYSTEM SOFTWARE ASSOCIATES, INC.
                  ----------------------------------
	                         (Name of Issuer)

	               Common Stock, Par Value $.0033 Per Share
               ----------------------------------------
	                    (Title of Class of Securities)

	                              87183910
                             ----------
                            (CUSIP Number)

	                       Steven M. Woghin, Esq.
	               Senior Vice President and General Counsel
	                 Computer Associates International, Inc.
	                     One Computer Associates Plaza
	                      Islandia, New York  11788
	                           (516) 342-5224
                   ------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

	                           January 12, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box ( )

This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on September 8, 1997 (the Schedule 13D) by Computer Associates International, Inc., a Delaware corporation (Computer Associates). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
		Item 3 of the Schedule 13D is hereby supplemented as follows:

		Pursuant to the Convertible Note, the Issuer delivered to Computer Associates a notice of redemption with respect to the Convertible Note. Computer Associates elected to convert the Convertible Note in full into shares of Common Stock of the Issuer as provided for in the Convertible Note. Pursuant to the provisions of the Convertible Note, Computer Associates sent notice to the Issuer of such election to convert, and on January
12, 1998, Computer Associates converted the Convertible Note into 3,603,603 shares of Common Stock (the Conversion Shares) at a per share conversion price of $3.33. No funds were used in the transaction. Upon conversion of the Convertible Note, the Convertible Note was returned to the Issuer for cancellation.


Item 5.	Interest in Securities of the Issuer.

		Item 5 of the Schedule 13D is hereby supplemented as follows:

		As of the close of business on January 12, 1997, following conversion of the Convertible Note, Computer Associates beneficially owned 3,603,603 Conversion Shares, all of which were issued upon conversion of the Convertible Note. Such 3,603,603 Conversion Shares represent approximately 7.8% of the outstanding shares of Common Stock (computed on the basis of 42,731,937 shares of Common Stock outstanding as of September 5, 1997 as specified in the Issuers Quarterly Report on Form 10-Q for the quarter ended July 31, 1997, filed on October 21, 1997, plus 3,603,603 Conversion Shares). Conversion of the Convertible Note effected no change in Computer Associates beneficial ownership of the Issuers Common Stock. No funds were used in the transaction. Upon conversion of the Convertible Note, the Convertible Note was returned to the Issuer for cancellation.

Item 6. 	Contracts,Arrangements, Understandings or Relationships
	      with respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby supplemented as follows:

		Pursuant to the Convertible Note, the Issuer delivered to Computer Associates a notice of redemption with respect to the Convertible Note. Computer Associates elected to convert the Convertible Note in full into shares of Common Stock of the Issuer as provided for in the Convertible Note. Pursuant to the provisions of the Convertible Note, Computer Associates sent notice to the Issuer of such election to convert, and on January
12, 1998, Computer Associates converted the Convertible Note into the Conversion Shares. No funds were used in the transaction.
Upon conversion of the Convertible Note, the Convertible Note was returned to the Issuer for cancellation.


       3	                    SIGNATURES

		After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 1998

                   COMPUTER ASSOCIATES INTERNATIONAL, INC.



                           By:/s/ Steven M. Woghin, Esq.
                              --------------------------
                           Name:  Steven M. Woghin, Esq.
                           Title: Sr. Vice President and General Counsel